Exhibit 99.2

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT Technologies Reports Financial Results for the First Quarter of 2015

Tel Aviv, Israel – June 30, 2015 – RiT Technologies Ltd. (NASDAQ CM: RITT), a leading provider of IIM and structured cabling solutions and a developer of an innovative indoor optical wireless technology solution (Beamcaster), today announced its unaudited financial results for the first quarter ended March 31, 2015.

Financial Results for the First Quarter 2015

o	Revenues increased to $3.39 million, up 68.0% compared to $2.02 million for the first quarter of 2014; and up 267.0% compared to $0.92 million for the fourth quarter of 2014.

o	Total operating expenses decreased to $1.47 million, down 45.0% compared to $2.68 million for the first quarter of 2014; and down 38.2% compared with $2.38 million for the fourth quarter of 2014.

o
Net income was $18,000, or $0.0012 per basic and diluted share, compared with a net loss of $1.89 million, or ($0.15) per basic and diluted share in the first quarter of 2014; and compared with a net loss of $3.17 million, or ($0.20) per basic and diluted share in the fourth quarter of 2014.

o	Cash and cash equivalents were $2.49 million as of March 31, 2015, compared with $1.6 million as of December 31, 2014.

“During the first quarter of 2015, RiT benefited from the efficiency program we launched in 2014, which enabled us to significantly reduce our operational costs,” noted Motti Hania President & CEO. “Moreover, based on the recent signing of a number of important agreements, we are starting to gain strong traction with our sales efforts, which in turn could lead to an improved sales trajectory.”

“In addition, our enhanced Indoor Wireless Optical Network (IWON) technology represents a new opportunity for RiT to offer unique solutions for industrial applications and for open space environments with our Beamcaster 2.0. We recently announced our next generation network solution that combines wireless and wire network with high bandwidth (1G, 10G), high security, and ease of installation," concluded Mr. Hania.

About RiT Technologies

RiT Technologies (NASDAQ: RITT), is a leading provider of IIM and structured cabling solutions and a developer of an innovative indoor optical wireless technology solution. The RiT IIM products provide network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. The RiT solutions are deployed around the world, in a broad range of organizations, including data centers in corporate organizations, government agencies, financial institutions, airport authorities, healthcare and education institutions and more. Our BeamCaster™ product is an innovative indoor optical wireless networking technology solutions, designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. RiT’s shares are traded on the NASDAQ Capital Market under the symbol RITT. For more information, please visit: www.rittech.com

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. Except as otherwise required by applicable law, we expressly disclaim any obligation to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

Company Contact:
Eran Erov, VP finance
+972-77-270-7203
eran.erov@rittech.com

Investor Relations Contacts:
KCSA Strategic Communications
Jeffrey Goldberger
212-896-1249
ritt@kcsa.com

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

	Three Months Ended March 31,
	2015	2014

Sales	3,387	2,016

Cost of sales	1,879	1,204

Gross profit	1,508	812

Operating expenses

Research and development, net	375	687
Sales and marketing, net	743	1,156
General and administrative	356	835
Total operating expenses	1,474	2,678

Operating margin	34	(1,866)

Financing loss, net	(16)	(26)

Margin before income tax expense	18	(1,892)

Net Margin	18	(1,892)

Net Loss Per Share - Basic and Diluted	0.00	(0.15)

Weighted Average Number of Ordinary
Shares Outstanding - Basic and Diluted	15,541,306	12,763,218

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RIT TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS (US GAAP)
(U.S. dollars in thousands)

	March 31,	December 31,
	2015	2014
	US$ thousands	US$ thousands
Assets
Current Assets:
Cash and cash equivalents	2,486	1,604
Trade receivables, net	3,147	1,680
Other current assets	551	335
Inventories	3,428	3,617
Total Current Assets	9,612	7,236

Assets held for severance benefits	942	967
Intangible assets	122	-
Property and equipment, net	443	471
Total Non-Current Assets	1,507	1,438

Total Assets	11,119	8,674

Liabilities and Shareholders' Equity
Current Liabilities:

Trade payables	1,156	967
Other payables and accrued liabilities	1,712	1,554
Total Current Liabilities	2,868	2,521

Principal shareholder convertible loan	3,000	1,000
Liability in respect of employees' severance benefits	1,193	1,224
Total Non-Current Liabilities	4,193	2,224
Total Liabilities	7,061	4,745

Commitments and Contingencies

Shareholders' Equity:
Share capital	3,384	3,384
Treasury stock	(27)	(27)
Additional paid-in capital	72,350	72,239
Accumulated deficit	(71,649)	(71,667)
Total Shareholders' Equity	4,058	3,929

Total Liabilities and Shareholders' Equity	11,119	8,674